UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 11, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the Company”)

Notification of an acquisition of beneficial interest in securities

Johannesburg, Monday, 11 January 2021. In accordance with section 122(3)(b) of the Companies Act 71 of 2008 (“the Act”), Regulation 121(2)(b) of the Companies Act Regulations, 2011 (“the Regulations”) and paragraph 3.83(b) of the JSE Limited Listings Requirements, shareholders are hereby advised that Harmony has received formal notification that Van Eck Associate Corporation has, in aggregate, acquired an interest in the ordinary shares of the Company, such that the total interest in the ordinary shares in the Company held by Van Eck Associate Corporation now amounts to 10.00% of the total issued shares of the Company.

Harmony has, as required by section 122(3)(a) of the Act filed the required notice with the Takeover Regulation Panel.

ends.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Investor Relations and Social Media Manager
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
11 January 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 11, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director